Exhibit 99.(a)(1)(P)

[communication to be in email format]

Confirmation of Participation in the Offer to Exchange

Thank you for participating in Ariba’s offer to exchange certain stock options.

Ariba has accepted your election to cancel all of your Eligible Options. The agreement governing the issuance of your restricted shares is attached. Please review, sign and return it to Sorrell Johnson either by fax at 650-390-1976 or via interoffice mail. As consideration for the cancellation of your Eligible Options, you will receive an aggregate of                      Restricted Common Shares. Upon receipt of the attached signed agreement, these Restricted Common Shares will be delivered to E*TRADE, the “captive broker” for our employee stock option and employee stock purchase plans (the “Designated Broker”). The Designated Broker will deposit the Restricted Common Shares into your account. If you do not have an account with the Designated Broker, please let us know and we will provide you with the information necessary to establish one. The Designated Broker will hold your Restricted Common Shares in your account and release them for sale as they vest. You will be responsible for the payment of withholding taxes imposed by law, which will be payable to Ariba in cash. In addition, we may set up a program whereby the Designated Broker will sell enough Restricted Common Shares from your account to generate the cash needed to pay your withholding taxes.

If you have any questions regarding the above, please send an email to Sorrell Johnson at sjohnson@ariba.com.